John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
July 26, 2010
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account H initial Form N-4 Registration Statement (File No. 333-167019 and 811-4113)	John Hancock Life Insurance Company (U.S.A.) GIFL Select IRA Rollover Variable Annuity Contracts

	John Hancock Life Insurance Company of New York Separate Account A initial Form N-4 Registration Statement (File No. 333-167018 and 811-6584)	John Hancock Life Insurance Company of New York GIFL Select IRA Rollover Variable Annuity Contracts
Dear Ms. White:
This letter is in response to the comments you provided in your letter dated July 6, 2010, regarding the above-referenced initial joint registration statement on Form N-4, filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2010 (accession numbers: 0000950123-10-052014; 0000950123-10-052013). Your comments are shown in italics. We use underlines to show additions and ~~strikethroughs~~ to show deletions to the text of the prospectus.
Comment 1a. General
Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out any guarantees associated with the policy.
RESPONSE: John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York each will be solely responsible for paying out on any guarantees associated with their respective Contracts. No reinsurance agreements are anticipated for either company for these Contracts at this time.
Comment 1b. General
In some sections of the prospectus, you state that the purchaser must be 59 1/2 to establish a Single Life Income Amount and in others, it seems that the purchaser must be 58 1/2. Please clarify.
RESPONSE: In order to resolve the confusion on eligibility dates, we are introducing two new defined terms to the text of the prospectus. The first term is “Age 59 1/2 Trigger,” which applies to single-life Contracts, and is defined in “I. Glossary of Special Terms” as “for single-life Contracts, the Contract Anniversary Date immediately preceding the Covered Person’s attainment of age 59 1/2.” The second term is “Age 65 Trigger,” which applies to both single-life and joint-life Contracts, and is defined in the Glossary as “the Contract Anniversary Date

Alison T. White, Esq.
SEC Office of Insurance Products
July 26, 2010

immediately preceding the Covered Person’s attainment of age 65 for single-life Contracts, or the younger Covered Person’s attainment of age 65 for joint-life Contracts.”
These terms have been inserted in place of references to ages 59 1/2, 58 1/2 and 65, as applicable, in the text of the prospectus.
Comment 2a. Overview
Please specify the holding period (5 years), the age requirements (generally 58 (59?) 1/2 for Single Life version and 65 for Joint Spousal Life) and range of rates for determination of the Lifetime Income Amount (4% — 5%) the first time you mention them.
RESPONSE: The age and holding period requirements were first mentioned in the section entitled “Why should I consider purchasing a Contract?” in “II. Overview.” In response to your comments, we revised this section extensively, in conjunction with revisions to the section entitled “What is the GIFL Select feature of my Contract?,” and we added a new section entitled “What are some of the differences between the Contract and the Guaranteed Income for Life Select 401(k) Retirement Plan?” As revised, it is now in the first bullet under “What is the GIFL Select feature of my Contract?,” where we specify the age triggers and the holding period. Please refer to the full text of all three sections under the Response to Comment 3b, below.
Comment 2b. Overview
Please disclose the amount of the Benefit Enhancement the first time you mention it. Also, please clarify whether you may change the enhancement percentage from its current rate of 3%, and, if so, disclose the minimum amount you will offer.
The first mention of the Benefit Enhancement feature was also in the section entitled “Why should I consider purchasing a Contract?” in “II. Overview.” As revised, it is now in the first bullet under “What is the GIFL Select feature of my Contract?,” where we specify the amount of the Benefit Enhancement and clarify our right to change the enhancement percentage. Please refer to the full text of these sections under the Response to Comment 3b, below.
Comment 2c. Overview
Please bold the statement on page 7 that the Benefit Base has no cash value and usually will differ from the Contract Value you may withdraw.
RESPONSE: We revised the second paragraph in the section entitled “How is the initial Lifetime Income Amount calculated?” in “II. Overview” to bold that statement as follows:
After you purchase a Contract, we may reduce the Benefit Base (and the Lifetime Income Amount) if you take Excess Withdrawals, and we may increase the Benefit Base (and the Lifetime Income Amount) if you qualify for any of the opportunities described below. The Benefit Base has no cash value and usually will differ from the Contract Value you may withdraw. The maximum Benefit Base is $5,000,000.
Comment 3a. Why should I consider purchasing the Contract?, pages 4-5
Please list the differences between the Guaranteed Income for Life Select 401(k) Retirement Plan and the GIFL Select IRA Rollover Variable Annuity, including differences in fee amounts, and explain why a participant would want to move money from one to another (other than wanting to hold the contract through an IRA instead of a 401(k) plan).

Alison T. White, Esq.
SEC Office of Insurance Products
July 26, 2010

RESPONSE: We have added a new section entitled “What are some of the differences between the Contract and the Guaranteed Income for Life Select 401(k) Retirement Plan?” in “II. Overview,” listing a number of differences between the Contract and the 401(k) plan. Please refer to the full text of this section under the Response to Comment 3b, below.
Comment 3b. Why should I consider purchasing the Contract?, pages 4-5
Please expand the last sentence of the bolded disclosure at the top of page 5 to state that early withdrawals and Excess Withdrawals may not only decrease the Lifetime Income guarantee, but may eliminate it.
RESPONSE: We revised the fourth paragraph disclosure extensively in the section entitled “Why should I consider purchasing the Contract?” in “II. Overview” to clarify that Excess Withdrawals may not only decrease the Lifetime Income Amount guarantee, but may eliminate it.
The section entitled “Why should I consider purchasing a Contract?” is now immediately followed by the new section entitled “What are some of the differences between the Contract and the Guaranteed Income for Life Select 401(k) Retirement Plan?,” referred to in the Responses to Comments 2a and 3a above. We have also moved the section entitled “What is the GIFL Select feature of my Contract?” up in the prospectus, so that it now immediately follows “What are some of the differences between the Contract and the Guaranteed Income for Life Select 401(k) Retirement Plan?” These three sections of the prospectus now read as follows:
Why should I consider purchasing the Contract?
The ~~GIFL Select IRA Rollover Variable Annuity~~ Contract permits you to invest a distribution from your Guaranteed Income for Life Select 401(k) Account Value into a variable annuity contract that you intend to use as a Traditional IRA or as a Roth IRA. You invest Contract Value in Variable Investment Options that may increase or decrease in value. You may transfer among the Variable Investment Options and take withdrawals of Contract Value. The Contract also offers the GIFL Select feature (see “What is the GIFL Select feature under my Contract?” below), which allows you to transfer some or all of the Lifetime Income Amount protection we provided under your employer’s Guaranteed Income for Life Select 401(k) retirement plan.
Please refer to the section below entitled “What are some of the differences between the Contract and my Guaranteed Income for Life Select 401(k) Retirement Plan?” for a comparison of some of the features of your current plan and the Contract. You should also be aware that, if you leave your current employer, you may have more choices than purchasing a Contract. You may be able to leave your Guaranteed Income for Life Select 401(k) Retirement Plan account with your former employer, or you may be able to withdraw the money in the plan, or you may be able to transfer your plan account to your new employer’s plan.
~~We designed the GIFL Select feature in the Contract to provide you with a reliable source of income for life, regardless of investment performance:~~
~~•~~	~~You can transfer some or all of the Lifetime Income Amount protection we provided under your employer’s retirement plan.~~

~~•~~	~~We guarantee a Lifetime Income Amount under the Contract for annual withdrawals during your retirement years, provided you satisfy any remaining attained age and “holding period” requirements. (Please read the “Guaranteed Lifetime Income Withdrawal Benefit” section of this Prospectus for more information.)~~

~~•~~	~~We provide a one time “Step-Up” opportunity at the time of the first withdrawal after the Lifetime Income Date to reflect favorable investment performance, if any, as of the prior Anniversary Date of the Contract.~~

~~•~~	~~We may increase the Lifetime Income Amount to reflect annual Benefit Enhancements, if you defer taking withdrawals of Cash Value during a Contract Year.~~

~~•~~	~~We may decrease the Lifetime Income Amount if you take Excess Withdrawals.~~

Alison T. White, Esq.
SEC Office of Insurance Products
July 26, 2010

In addition to providing access to a diverse selection of investment options and a guaranteed minimum withdrawal benefit, the Contract offers the availability of periodic annuity payments that can begin on the Contract’s Annuity Commencement Date. You select the Annuity Commencement Date, the frequency of payment and the type of annuity payment option that we make available. Annuity payments are made to you. We offer Fixed Annuity and Variable Annuity payment options. Variable Annuity payment amounts are variable, based on your investment choices. If you select annuity payments under the Contract, you will no longer be able to take withdrawals.
Before purchasing a Contract, yYou should carefully consider your liquidity needs ~~before purchasing a Contract~~ and your desire and ability:
•	to fund an early retirement, because you could lose benefits under the GIFL Select feature if you take withdrawals before the Lifetime Income Date, and you must satisfy “holding period” and attained age requirements before we will set a Lifetime Income Date (you could lose the GIFL Select guarantee if Withdrawal Amounts deplete your Contract Value, and any remaining Benefit Base, to zero); and

•	to limit your annual withdrawal amounts to the Lifetime Income Amount after the applicable Lifetime Income Date, because withdrawals of Contract Value before then (and any Excess Withdrawal in any year after that) not only decrease your Lifetime Income guarantee, but may eliminate it.
~~Although the Contract permits you to take withdrawals of any amount of Contract Value before the Annuity Commencement Date, you must satisfy “holding period” and attained age requirements before we set a Lifetime Income Amount and a Lifetime Income Date. Withdrawals of Contract Value before then (and any Excess Withdrawal in any year after that) decrease your Lifetime Income guarantee.~~
~~We will pay the proceeds of the Contract to your Beneficiary if you die prior to the Annuity Commencement Date, which is described in this Prospectus under “Distribution at Death of Annuitant.”~~
What are some of the differences between the Contract and my Guaranteed Income for Life Select 401(k) Retirement Plan?
Before you purchase a Contract, you should consider carefully the differences between the Guaranteed Income for Life Select 401(k) Retirement Plan, which is a defined contribution retirement plan, and the Contract, which is either an individual retirement annuity contract itself or an asset held in an individual retirement account (and in both cases is referred to as an “IRA”). Some of the differences between the two products include:
•	A 401(k) plan is under the control of an employer, while you own and control the Contract outright.

•	Your 401(k) plan may offer investment options in addition to those available with the Guaranteed Income for Life Select feature, including a money market or a stable value investment option; no additional investment options are available with the Contract.

•	A 401(k) plan has significantly different federal tax implications than a traditional IRA or a Roth IRA, governing such things as when contributions and distributions may be made. There may also be different state and local tax implications. Federal tax issues for IRAs are described in “VII. Federal Tax Matters.” You should consult with your own qualified tax advisor before purchasing a Contract.

•	Fees may differ between the two products, both in amount and in timing. Fees for the Guaranteed Income for Life Select 401(k) Retirement Plan, including the fees for its underlying investment portfolios, vary from employer to employer. Ask your plan administrator for fee information applicable to your plan. All of the Contract’s fees, including the fees of its underlying portfolios, are listed in “III. Fee Tables.”

•	Both the Guaranteed Income for Life 401(k) Retirement Plan and the Contract offer Step-Up opportunities when establishing the Lifetime Income Amount. The Contract offers an additional Step-Up opportunity when you rollover to the Contract from the 401(k).

Alison T. White, Esq.
SEC Office of Insurance Products
July 26, 2010

•	Distributions from the 401(k) plan and the Contract, if not a Roth IRA, must begin at age 70 1/2, although a 401(k) plan can mandate an earlier age.

•	A 401(k) plan may allow loans.
You should also review your current employer’s retirement plan to determine its merits and your ability to contribute amounts to that plan.
The foregoing is not meant to be a complete list. For more information on your Guaranteed Income for Life Select 401(k) Retirement Plan and the Contract, you should consult with a qualified tax advisor and your 401(k) plan administrator, and read your plan documents and this prospectus.
What is the GIFL Select feature under my Contract?
The Contract permits you to choose how much Contract Value to withdraw at any time. We designed the GIFL Select feature of the Contract to guarantee that a Lifetime Income Amount will be available for annual withdrawals for as long as you live, starting on the Lifetime Income Date, even if your Contract Value declines to zero:
•	We guarantee a Lifetime Income Amount of 4%—5% under single-life Contracts and 4.5% under joint-life Contracts for annual withdrawals during your retirement years. Before the guarantee begins, you must satisfy any remaining attained age requirements (i.e., either the “Age 59 1/2 Trigger” or the “Age 65 Trigger”) and “holding period” requirements (i.e., up to 5 years). (Please read the “Guaranteed Lifetime Income Withdrawal Benefit” section of this Prospectus for more information.)

•	We provide a one time “Step-Up” opportunity at the time of the first withdrawal after the Lifetime Income Date to reflect favorable investment performance, if any, as of the prior Anniversary Date of the Contract.

•	We may increase the Lifetime Income Amount to reflect annual Benefit Enhancements, if you defer taking withdrawals of Cash Value during a Contract Year. The current Benefit Enhancement Rate is equal to 3% of the Benefit Base in effect at the end of the immediately preceding Contract Year. The Contract’s Benefit Enhancement rate will not change once the Contract is issued. We may reduce the Benefit Enhancement Rate at any time for new Contracts issued on or after the date of notice of the reduction. We also may increase the Benefit Enhancement Rate by means of a promotional Benefit Enhancement Rate at any time for new Contracts, which promotional Benefit Enhancement Rate may be terminated at any time. Contracts that do not receive a promotional Benefit Enhancement will receive the Benefit Enhancement Rate in effect at the time the Contract is issued, which will never be less than 1%. Please refer to “V. Description of the Contract” for more details.

•	We may decrease the Lifetime Income Amount if you take Excess Withdrawals.
You must satisfy certain conditions and make certain choices, however, to fully benefit from the GIFL Select feature guarantee:
•	you must satisfy ~~certain~~ the age and holding period requirements specified above before we set the first available Lifetime Income Date and calculate a Lifetime Income Amount;

•	if you take any withdrawal before we set the first available Lifetime Income Date, we will reduce the amounts we use to calculate the Lifetime Income Amount;

•	if you take annual withdrawals after we set the Lifetime Income Date that are in excess of the Lifetime Income Amount, we will reduce the amounts we use to calculate the Lifetime Income Amount for future Contract Years;
~~Before purchasing a Contract, you should carefully consider your desire and ability:~~
~~•~~	~~to fund an early retirement, because you could lose benefits under the GIFL Select feature if you take withdrawals before the Lifetime Income Date, and you must satisfy “holding period” and attained age requirements before we will set a Lifetime Income Date (you could~~

Alison T. White, Esq.
SEC Office of Insurance Products
July 26, 2010

~~lose the GIFL Select guarantee if Withdrawal Amounts deplete your Contract Value and any remaining Benefit Base to zero); and~~

•	~~to limit your annual withdrawal amounts to the Lifetime Income Amount after the applicable Lifetime Income Date, because we may reduce the Lifetime Income Amount if you take an Excess Withdrawal.~~
Please refer to “Guaranteed Lifetime Income Withdrawal Benefit” in “V. Description of the Contract” for more details, including examples to describe how the benefit works and the impact of Excess Withdrawals.
Comment 4. Will I have an opportunity to increase the Lifetime Income Amount under my GIFL Select guaranteed minimum withdrawal benefit?, page 7
It would appear that the * at the end of the first bullet point applies to the second bullet point. Please advise or revise.
RESPONSE: We revised that section of the prospectus by moving the * to the second bullet point as follows:
Will I have an opportunity to increase the Lifetime Income Amount under my GIFL Select guaranteed minimum withdrawal benefit?
Yes. The GIFL Select feature under the Contract has three ways to provide a potential increase in the Lifetime Income Amount:
•	if you purchase a Contract before age 65, and defer taking any withdrawals (or annuitizing the Contract) until the Age 65 Trigger, we will use a higher rate to calculate a Single Life Lifetime Income Amount,~~*~~

•	if you do not take any withdrawals of Contract Value (or annuitize the Contract) during any Contract Year, we will add a Benefit Enhancement to the Benefit Base at the beginning of the next Contract Year that may increase the Lifetime Income Amount for future Contract Years, * and

•	when you take your first withdrawal after the “Lifetime Income Date,” you have a one-time opportunity to Step-Up the Benefit Base we use to determine the Lifetime Income Amount. A Step-Up will reflect investment gains in the Contract Value, if any, as of the prior Contract Anniversary. We provide no assurance that your Contract Value will experience investment gains; it may increase or decrease in value at any time.
Before purchasing a Contract, you should carefully consider your desire and ability to make future choices between taking or deferring withdrawals of Contract Value that may impact the amount of the GIFL Select guaranteed minimum withdrawal benefit.
Please refer to “Guaranteed Lifetime Income Withdrawal Benefit” in “V. Description of the Contract” for more information.

*	If you were taking distributions under a Guaranteed Income for Life Select 401(k) Retirement Plan, and continue to do so under a Contract, you will not qualify for an annual Benefit Enhancement.
Comment 5. Holding Period, pages 7 and 26
To avoid confusion, in the sentence stating that the maximum holding period is 5 Contract Years, please delete the word “maximum.” Similarly, please delete the phrase “no more than” before “5 years” in the two places it appears on page 26.
RESPONSE: To describe the holding period, we use the term “maximum” and the phrase “no more than” (in the sections entitled “What rates do we use to determine the Lifetime Income Amount, and what are the applicable holding period and age requirements that you must satisfy for the GIFL Select guaranteed minimum withdrawal

Alison T. White, Esq.
SEC Office of Insurance Products
July 26, 2010

benefit?” in “II. Overview” and “Determination of the Lifetime Income Date” in “V. Description of the Contract,” respectively) because it is possible for holding periods to be less than 5 years. We believe it would be more confusing to delete this language than to keep it. In the first instance, the use of the term “maximum” is explained by the fact that the holding period may be reduced based upon the purchaser’s prior participation in the Guaranteed Income for Life Select 401(k) Retirement Plan:
•	Holding Period. Your Contract must remain in force throughout a holding period measured from the date we issue the Contract. The maximum holding period is 5 Contract Years, but we will reduce the required holding period to reflect the time that you (or a spouse) were a participant in a Guaranteed Income for Life Select 401(k) Retirement Plan.
In the second instance, the use of the phrase “no more than” is explained by descriptions of circumstances when the holding period will be less than 5 years:
     Determination of the Lifetime Income Date
Single Life Lifetime Income Amounts. Under a Single Life form of Lifetime Income Amount, the earliest available Lifetime Income Date is the date we issue your Contract if:
•	you, the Annuitant, will be at least age 59 1/2 at any time during the first Contract Year; and

•	you were a participant in your employer’s Guaranteed Income for Life Select 401(k) Retirement Plan and completed a 5 year “holding period” requirement for the guaranteed minimum withdrawal benefit we provided for your account in that plan.
In all other cases, the earliest available Lifetime Income Date for a Single Life form of Lifetime Income Amount is the first day of a Contract Year in which:
•	you, the Annuitant, have reached your age 59 1/2 Trigger; and

•	you complete a “holding period” of no more than 5 years. We will transfer credit for the holding period from your (or your decedent spouse’s) account with an employer’s Guaranteed Income for Life Select 401(k) Retirement Plan.
Continuation Single Life Lifetime Income Amounts. The earliest available Lifetime Income Date for a Continuation Single Life form of Lifetime Income amount is the date we issue your Contract.
Spousal Lifetime Income Amount. Under a Spousal Lifetime Income Amount, the earliest available Lifetime Income Date is the date we issue your Contract if:
•	you, the Annuitant, and your spouse, the co-Annuitant, will both be at least age 65 at any time during the first Contract Year; and

•	you were a participant in your employer’s Guaranteed Income for Life Select 401(k) Retirement Plan and completed the holding period requirement for the guaranteed minimum withdrawal benefit we provided for your account.
In all other cases, the earliest available Lifetime Income Date for a Spousal Lifetime Income Amount is the first day of a Contract Year in which:
•	the younger of you, the Annuitant, and your spouse, the co-Annuitant, have reached your age 65 Trigger; and

•	you complete a “holding period” of no more than 5 years. We will transfer credit for the holding period from your (or your decedent spouse’s) account with your employer’s Guaranteed Income for Life Select 401(k) Retirement Plan.
We prefer to keep the disclosure as it is written because the Contract provides participants who (a) fulfill the age requirements stated in the prospectus, (b) have less than a 5 year holding period on their Guaranteed Income for Life Select 401(k) Retirement Plan, and (c) then rollover into a GIFL Select IRA Rollover variable annuity, with credit for their time under the plan’s holding period. Likewise, participants who (a) fulfill the age requirements stated in the prospectus, (b) have fulfilled their 5 year holding period on their Guaranteed Income for Life Select 401(k)

Alison T. White, Esq.
SEC Office of Insurance Products
July 26, 2010

Retirement Plan, and (c) then rollover into a GIFL Select IRA Rollover variable annuity, have no further holding period on the GIFL Select IRA Rollover. For example, a participant in a Guaranteed Income for Life Select 401(k) Retirement Plan who (a) fulfills the age requirements stated in the prospectus, (b) has participated in the Guaranteed Income for Life Select 401(k) Retirement Plan and has completed 4 Contract years out of a 5 Contract year holding period, and (c) rolls over into a GIFL Select IRA Rollover variable annuity then would have a further 1 year holding period in the GIFL Select IRA Rollover variable annuity, rather than a 5 year holding period.
Comment 6. Money Market Fees, pages 9 and 34
Please relocate the Money Market fee table: (1) to follow the min-max table on page 10 and (2) to follow the portfolio expense detail on page 12.
RESPONSE: We removed the table of Money Market Portfolio Expenses from the section entitled “Can I return my Contract?” and relocated it to follow the general Portfolio Expense Table, as shown below, and we have added the following disclosure after the min-max table:
(Applicable to Contracts issued in California Only) Contracts issued in California to persons age 60 or older may cancel the Contract by returning it to our Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Purchase Payment to the Money Market Variable Investment Option during this period and thereafter transfer it to the Variable Investment Options you select (see “V. Description of the Contract — Other Contract Provisions — Right to Review” for additional information). The minimum annual net operating expenses during this 30 day period would be 0.56%.
We have added the following disclosure after the general Portfolio Expense Table:
The following table describes the operating expenses for the Money Market Portfolio. This information is applicable only to Contracts issued in California and only during the right to review period (see “V. Description of the Contract — Other Contract Provisions — Right to Review” for additional information):

		Distribution		Acquired	Total Annual	Contractual
		and service	Other	Portfolio Fees	Operating	Expense	Net Operating
Portfolio/Series	Management Fee	(12b-1) fees	Expenses	and Expenses	Expenses[1]	Reimbursement	Expenses
Money Market[2] (California Right to Review Period Only)
Series I	0.47%	0.05%	0.04%	0.00%	0.56%	0.00%	0.56%
Notes:

[1]	The “Total Annual Operating Expenses” include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies (“Acquired Portfolio Fees and Expenses”). The Total Annual Operating Expenses shown may not correlate to the Portfolio’s ratio of expenses to average net assets shown in the “Financial Highlights” section of the Portfolio prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio’s investment in the underlying Portfolios.

[2]	“Other Expenses” exclude Extraordinary Expenses incurred during the fiscal year ended December 31, 2009. Had these fees been included, “Other Expenses” would have been 0.05%.
We also removed the repeated Money Market Portfolio expense table from the section entitled “V. Description of the Contract — Other Contract Provisions — Right to Review”:
(Applicable to Contracts issued in California Only) Contracts issued in California to persons age 60 or older may cancel the Contract by returning it to our Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Purchase Payment to the Money Market Variable Investment Option during this period and thereafter transfer it to the Variable Investment Options you select. We will permit you to elect to allocate your Purchase Payment during this 30 day period to one or more of the Variable Investment Options. If you cancel the Contract during this 30 day period and your Purchase

Alison T. White, Esq.
SEC Office of Insurance Products
July 26, 2010

Payment were allocated to the Money Market Variable Investment Option~~]~~, we will pay you the greater of (a) the original amount of your Purchase Payment and (b) the Contract Value computed at the end of the Business Day on which we receive your returned Contract. If you allocated your Purchase Payment to a Variable Investment Option (other than the Money Market Variable Investment Option), we will pay you the Contract Value, computed at the end of the Business Day on which we receive your returned Contract. You may be subject to investment losses prior to our receipt of your request for cancellation if you allocate your Purchase Payment to a Variable Investment Option other than the Money Market Variable Investment Option.
~~The table below describes the operating expenses for the Money Market Portfolio:~~

			~~Distribution~~		~~Acquired~~	~~Total Annual~~	~~Contractual~~
			~~and service~~	~~Other~~	~~Portfolio Fees~~	~~Operating~~	~~Expense~~	~~Net Operating~~
~~Portfolio/Series~~	~~Management Fee~~		~~(12b-1) fees~~	~~Expenses~~	~~and Expenses~~	~~Expenses[1]~~	~~Reimbursement~~	~~Expenses~~
~~Money Market[2] (Applicable to Contracts issued in California Only)~~
~~Series I~~	~~0.47~~	~~%~~	~~0.05 %~~	~~0.04 %~~	~~0.00 %~~	~~0.56 %~~	~~0.00 %~~	~~0.56 %~~
~~Notes:~~

~~[1]~~	~~The “Total Annual Operating Expenses” include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies (“Acquired Portfolio Fees and Expenses”). The Total Annual Operating Expenses shown may not correlate to the Portfolio’s ratio of expenses to average net assets shown in the “Financial Highlights” section of the Portfolio prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio’s investment in the underlying Portfolios.~~

~~[2]~~	~~“Other Expenses” exclude Extraordinary Expenses incurred during the fiscal year ended December 31, 2009. Had these fees been included, “Other Expenses” would have been 0.05%.~~
In a related change in this same section, we added disclosure to the description of the Portfolio Objective of the Money Market Portfolio:
John Hancock Investment Management Services, LLC is the investment adviser, and MFC Global Investment Management (U.S.A.) Limited is the manager (i.e., subadviser) to the Money Market Portfolio. The Portfolio Objective of the Money Market Portfolio is as follows:
Seeks to obtain maximum current income consistent with preservation of principal and liquidity. To do this, the Portfolio invests in high quality, U.S. dollar denominated money market instruments.
Note: Although the Money Market Portfolio seeks to preserve the principal value of your investment, it is possible to lose money by investing in this Investment Option. For example, the Money Market Portfolio could lose money if a security purchased by the Portfolio is downgraded, and the Portfolio must sell the security at less than the original cost of the security. Also, t~~T~~he returns of the Money Market Subaccount in your Contract may become extremely low or possibly negative whenever the net income earned, if any, by the underlying Money Market Portfolio is not sufficient to offset the Contract’s expense deductions.
Comment 7. Periodic Fees and Expenses Other than Portfolio Expenses, page 10
Please revise footnote (2) so it is clear that the M&E fee is charged both during the accumulation period and during the annuitization phase of the contract.
RESPONSE: We revised footnote (2) as follows:

[2]	This charge is assessed on all active Contracts, including Contracts continued by a Beneficiary upon the death of the Contract Owner or continued under any annuity option payable on a variable basis.

Alison T. White, Esq.
SEC Office of Insurance Products
July 26, 2010

We also revised the following section in “V. Description of the Contract”:
Distribution at Death of Annuitant
...
In all other cases, distribution of the entire interest in the Contract must be made within five years of the Annuitant’s death or, alternatively, distribution may be made as an annuity, under one of the Annuity Options, which begins within one year after the Annuitant’s death and is payable over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary (see “Annuity Options” below). Note: we continue to assess the mortality and expense risks charge during this period, even in some cases in which we bear only the expense risk and not any mortality risk (see “VII. Charges and Deductions — Mortality and Expense Risks Fee”). If distribution is not made within five years and the Beneficiary has not specified an Annuity Option, we will distribute a lump sum cash payment of the Beneficiary’s portion of the death benefit. Also, if distribution is not made as an annuity, upon the death of the Beneficiary, any remaining death benefit proceeds will equal the Contract Value and must be distributed immediately in a single sum cash payment.
Comment 8. Minimum and Maximum Portfolio Expenses Table, page 10
Please revise the table so that it does not reflect fee waivers. You may, however, reflect minimum and maximum actual total portfolio expenses that include reimbursement or fee waiver arrangements in a footnote to the table. See Instructions 18(a) and 19 to Item 3 of Form N-4.
RESPONSE:
We revised the portfolio expense table so that it does not reflect contractual fee waivers due to expire in less than 1 year. These waivers instead are reflected in footnotes to the table. The 0.10% contractual expense limitation for the Core Diversified Growth & Income Portfolio has been extended until April 30, 2012, and therefore the expense reimbursements for this portfolio are reflected in the table:
The following table describes the operating expenses for each of the Portfolios, as a percentage of the Portfolio’s average net assets for the fiscal year ending December 31, 2009, except as stated below in the notes that follow the table. More detail concerning each Portfolio’s fees and expenses is contained in the Portfolio’s prospectus and in the notes following the table.

			Distribution				Acquired		Total Annual		Contractual		Net
			and service		Other		Portfolio Fees		Operating		Expense		Operating
Portfolio/Series	Management Fee		(12b-1) fees		Expenses		and Expenses		Expenses[1]		Reimbursement		Expenses
Core Diversified Growth & Income[2]
Series II	0.04%		0.55%		5.27%		0.43%		6.29%		-5.17%		1.12%
Core Fundamental Holdings[3]
Series II	0.05%		0.55%		0.14%		0.48%		1.22%		0.00%		1.22~~1.13~~	%
Core Global Diversification[3]
Series II	0.05%		0.55%		0.14%		0.57%		1.31%		0.00%		1.31~~1.22~~	%
Lifestyle Balanced
Series II	0.04%		0.25%		0.02%		0.73%		1.04%		0.00%		1.04%
Lifestyle Conservative
Series II	0.04%		0.25%		0.03%		0.69%		1.01%		0.00%		1.01%
Lifestyle Growth
Series II	0.04%		0.25%		0.03%		0.74%		1.06%		0.00%		1.06%
Lifestyle Moderate
Series II	0.04%		0.25%		0.03%		0.71%		1.03%		0.00%		1.03%
~~[~~Ultra Short Term Bond[4]~~]~~
~~[~~Series II~~]~~	~~[~~0.55	%~~]~~	~~[~~0.25	%~~]~~	~~[~~0.08	%~~]~~	~~[~~0.00	%~~]~~	~~[~~0.88	%~~]~~	~~[~~0.00	%~~]~~	~~[~~0.88	%~~]~~

Alison T. White, Esq.
SEC Office of Insurance Products
July 26, 2010

Notes to Portfolio Expense Table

[1]	The “Total Annual Operating Expenses” include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies (“Acquired Portfolio Fees and Expenses”). The Total Annual Operating Expenses shown may not correlate to the Portfolio’s ratio of expenses to average net assets shown in the “Financial Highlights” section of the Portfolio prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio’s investment in the underlying Portfolios.

[2]	The Adviser has contractually limited other Portfolio level expenses to 0.10% until April 30, 20112. These expenses consist of operating expenses of the Portfolio, excluding advisory, 12b-1, underlying Portfolio expenses, transfer agent and blue sky fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business.

[3]	The Adviser has contractually limited other Portfolio level expenses to 0.05% until April 30, 2011. These expenses consist of operating expenses of the Portfolio, excluding advisory, 12b-1, underlying Portfolio expenses, transfer agent and blue sky fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business. The fees shown in the table do not reflect this expense cap. If this expense cap had been reflected, the net operating expenses for the Portfolios would be as indicated below. For more information, please see the prospectus for the Participating Portfolios:

	Contractual Expense
Portfolio	Reimbursement	Net Operating Expenses
Core Fundamental Holdings (Series II)	-0.09%	1.13%
Core Global Diversification (Series II)	-0.09%	1.22%

[4]	For funds and classes that have not commenced operations or have an inception date of less than six months as of December 31, 2009, expenses are estimated. ~~Since the Portfolio has not commenced operations as of ___, 2010, expenses are estimates.~~
After removing the fee waivers from the calculations in the table, the Core Global Diversification Portfolio fee became the new maximum fee for purposes of calculating the Contract’s maximum fee example. The maximum fund-level fee is now 1.31%. The revised maximum expenses example is as follows.
Example 1: Maximum Portfolio operating expenses
The following example assumes that you invest $10,000 in a Contract, that your investment has a 5% return each year and that the maximum Guaranteed Income for Life Select fee and the maximum fees and expenses of any of the Portfolios apply. We calculate the Guaranteed Income for Life Select fee on the assumption that your initial Benefit Base is $10,000, you take no withdrawals during the period shown, you receive a Benefit Enhancement of 3% on each Contract Anniversary, and you do not set your Lifetime Income Amount during the period shown. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
John Hancock USA and John Hancock New York

	1 Year	3 Years	5 Years	10 Years
If you surrender the Contract at the end of the applicable time period:	$259	$796	$1,361	$2,902
If you annuitize, or do not surrender the Contract at the end of the applicable time period:	$259	$796	$1,361	$2,902

Alison T. White, Esq.
SEC Office of Insurance Products
July 26, 2010

Comment 9. Annuity Options offered in the Contract, page 32
Please advise what you mean when you state that Option 5 is not guaranteed by the Contract.
RESPONSE: When we state that Option 5 is not guaranteed by the Contract, we mean that Option 5 is not listed in the Contract as an annuity option under “Part 13 — Annuity Options” and therefore is not guaranteed by the Contract to be available to purchasers. “Part 13 — Annuity Options — Alternative Annuity Options” allows for alternative annuity options, stating that “instead of settlement in accordance with the Annuity Options described above, you may choose an alternative form of settlement acceptable to us.” Option 5 currently is acceptable to us, but we reserve the right to cease to offer this option if it becomes unacceptable in the future.
Comment 10. Exhibits — Specifications Pages
Please advise what the Benefit Base Percentage is and why it is not mentioned in the prospectus.
RESPONSE: The Benefit Base Percentage is a generic term used to describe the percentage of the Transferred Benefit Base (the Benefit Base of the product that was rolled over (in this case, the Guaranteed Income for Life Select 401(k) Plan)) that can be used to determine the initial Benefit Base of the new product (in this case, the GIFL Select IRA Rollover Contract). The Contract states in “Part 9 — Lifetime Income Benefit — Benefit Base — Initial and Maximum” on page 9.1 the following: ‘[t]he initial Benefit Base equals the greater of the Payment or the Benefit Base Percentage multiplied by the Transferred Benefit Base.”
The Benefit Base Percentage for the GIFL Select IRA Rollover always is 100%, as found on the specifications pages on page S.1 under “Lifetime Income Benefit,” which is why it is not mentioned in the prospectus. We have no plans to use a Benefit Base Percentage other than 100% for this Contract. We may use a different Benefit Base Percentage for other products in the future.
Comment 11. Tandy Representations
RESPONSE: The Registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Other revisions for the Pre-effective Amendment filing before August 2, 2010
In addition to the edits above, we will file a pre-effective amendment filing before August 2, 2010 that will include financial statements for the Registrant and the Issuer, required consents and exhibits, and certain other non-material prospectus changes as follows:
1.	We added additional disclosure for Ultra Short Term Bond Portfolio in “IV. General Information about Us, the Separate Accounts and the Portfolios — Portfolio Investment Objectives and Strategies” as follows:

Alison T. White, Esq.
SEC Office of Insurance Products
July 26, 2010

MFC Global Investment Management (U.S.), LLC

~~[~~Ultra Short Term Bond Trust	Seeks a high level of current income consistent with the maintenance of liquidity and the preservation of capital. To do this, the Portfolio normally invests at least 80% of its net assets in a diversified portfolio of domestic, investment grade, debt securities.~~]~~

Note: The Ultra Short Term Bond Portfolio is not a money market fund. Although the Portfolio seeks to preserve the principal value of your investment, the Portfolio’s value fluctuates, and it is possible to lose money by investing in this Investment Option.

2.	We revised the fifth paragraph under the section entitled “V. Description of the Contract — Variable Investment Options and Accumulation Units — Transfers among Variable Investment Options” as follows:
To discourage disruptive frequent trading activity, we have adopted a policy for each Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions, and established procedures to count the number of transfers made under a Contract. Under the current procedures of the Separate Accounts, we count all transfers made during each Business Day that the net asset value of the shares of a Portfolio are determined ending at the close of daytime trading on the New York Stock Exchange (usually 4 p.m.) as a single transfer. We do not count: (a) scheduled transfers made pursuant to our Asset Rebalancing program, (b) transfers made within a prescribed period before and after a substitution of underlying Portfolios and (c) transfers made during after the Annuity Commencement Date (these transfers are subject to a 30-day notice requirement, however, as described in “Annuitization Provisions — Transfers After the Annuity Commencement Date”). ~~Under each Separate Account’s policy and procedures, we permit transfers to a [Variable Investment Option we designate for this purpose] even if a Contract Owner reaches the two transfer per month limit, if 100% of the Contract Value in all Variable Investment Options is transferred to that [designated Variable Investment Option]. If you make such a transfer to the [designated Variable Investment Option], you may not make any subsequent transfers from that [designated Variable Investment Option] to another Variable Investment Option during the immediately following 30-calendar day period.]~~ We apply each Separate Account’s policy and procedures uniformly to all Contract Owners.
3.	We revised the numbering in the section entitled “V. Description of the Contract — Variable Investment Options and Accumulation Units -Net Investment Factor” as follows:
Net Investment Factor

The net investment factor is an index used to measure the investment performance of a Subaccount from one Business Day to the next (the “Valuation Period”). The net investment factor may be greater, less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same. The net investment factor for each Subaccount for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:
(~~i~~a)	is the net asset value per share of a Portfolio share held in the Subaccount determined at the end of the current valuation period, plus any dividends and distributions received per share during the current valuation period;

(~~ii~~b)	is the net asset value per share of a Portfolio share held in the Subaccount determined as of the end of the immediately preceding valuation period; and

(~~iii~~c)	is a factor representing the charges deducted from the Subaccount on a daily basis for Annual Separate Account Expenses.
4.	We added a definition of “IRA” to “I. Glossary of Special Terms” and revised the definition of “IRA Rollover” as follows:

Alison T. White, Esq.
SEC Office of Insurance Products
July 26, 2010

IRA: An individual retirement annuity contract itself or an asset held in an individual retirement account. An IRA may be established under Section 408 of the Code (“Traditional IRA”) or established under Section 408A of the Code (“Roth IRA”).

IRA Rollover: The type of investment you make to purchase a Contract. A Contract may only be purchased as an IRA ~~Individual Retirement Account or Individual Retirement Annuity established under Section 408 of the Code (“Traditional IRA”) or as a “Roth IRA” established under Section 408A of the Code, and~~ funded with a distribution from a Guaranteed Income for Life Select 401(k) Retirement Plan.
Request for Acceleration
On behalf of the Registrant and John Hancock Distributors LLC, its Principal Underwriter, I have been authorized to request an order to accelerate the effectiveness of the above-referenced amendment to the registration statement to the earliest possible time on August 2, 2010, or on a date as soon thereafter as practicable. As required by Rule 461(a) of the Act, the Registrant and Principal Underwriter certify that they are aware of their obligations under the Act.
Please do not hesitate to contact me on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.

Very truly yours,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities